FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF nº 01.545.826/0001-07
Publicly-Held Corporation

PRESS RELEASE

(Brazilian Securities Commission’s Instruction No. 358/02)

GAFISA S.A. (Bovespa: GFSA3), a publicly-held corporation, with head offices in the city of São Paulo, State of São Paulo, (“Company”), hereby announces to the market its partnership with CIPESA ENGENHARIA S.A., a company with head offices in Maceió, State of Alagoas, (“Cipesa”), being the owner of 70% of the shares issued by CIPESA EMPREENDIMENTOS IMOBILIÁRIOS S.A., with the purpose of developing, jointly, in both states of Alagoas and Sergipe, the promotion, management, building and marketing of residential real state enterprises.

São Paulo, October 26th, 2007.

GAFISA S.A.
Alceu Duílio Calciolari
Investor Relations Officer

Gafisa Acquires 70% of Cipesa
--Leading Brazilian Developer Consolidates Presence in the Northeast--

SAO PAULO, Brazil, Oct. 26 /PRNewswire-FirstCall/ -- Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced that it has acquired a 70% stake in Cipesa, the leading homebuilder in the state of Alagoas. Grupo Tercio Wanderley, one of the largest sugar and alcohol producers in the North/Northeast regions of Brazil formed Cipesa to develop real estate in that area. Since 2006, Cipesa has been an important partner to Gafisa, and under our current partnership agreement, it is expected that we will launch R$ 109 MM of new developments in 2007.

Gafisa and Cipesa will create a new company (“Cipesa Empreendimentos Imobiliarios”) to be 70% owned by Gafisa and 30% owned by Cipesa. This new entity will serve as the sole vehicle for Gafisa and Cipesa to develop projects in the states of Alagoas and Sergipe.

Gafisa will capitalize Cipesa Empreendimentos Imobiliarios with R$ 50 million in cash and will purchase R$ 15 million of Cipesa’s shares in the new company throughout a 1 year period. Additionally, Cipesa is entitled to an earn-out of 2% of the potential sales value (PSV) launched by the new company until 2014. This earn-out is capped at R$ 25 million. In consideration for its ownership position in the new company, Cipesa will contribute its entire R$ 1.5 billion land bank which represents eleven potential projects across all segments of the market.

“Cipesa is the undisputed leader in Alagoas with its strong brand identity, substantial land bank and extensive experience in the permitting and approval processes. We have had a very successful working relationship with Cipesa, having launched three projects since last November, “commented Wilson Amaral de Oliveira, CEO of Gafisa. “With our broad scope and scale, we are confident that this new venture will further create synergies that will allow us to expand our national footprint and sustain our growth.”

“Gafisa started its geographic diversification several years ago, and is now in the second cycle of launches. We are already at the forefront of delivering completed developments in many new locations, such as Manaus, Belem, and Salvador among other places. This acquisition will add significant value to Gafisa as we continue to develop our attractive land bank and work with our important partners in expanding our national presence,” concluded Mr. Amaral.

Conference Call Information:

English
Date: 10/29/2007
Time: 12:00 (US-EST) 14:00 (Brasilia)
Phone: (1 973) 935-8893.
Replay (available for 7 days): (1 973) 341-3080.
Code (the same for the call/replay): 9398702

Portuguese
Date: 10/29/2007
Time: 11:00 (US-EST) 13:00 (Brasilia)
Phone: (55 11) 2101-4848.
Replay (available for 7 days): (55 11) 2101-4848.
Code (the same for the call/replay): Gafisa

About Gafisa

Gafisa is one of Brazil’s leading homebuilding companies, focusing on residential markets. Over the last 50 years, we have completed and sold more than 900 developments and constructed nearly 37 million square meters, believed to be more than any other residential development company in Brazil. Gafisa is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

For additional information:

Investor Relations
Bruno Teixeira
Phone: +55 11 3025-9297
Fax: +55 11 3025-9217
E-mail: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (US - Europe)
Megan Hakes
Reputation Partners
Phone: +011 312 222 9299
Fax: +011 312 222 9299
E-mail: megan@reputationpartners.com

Media Relations (Brazil)
Joana Santos
Maquina da Noticia
Phone: +55 11 3147-7900
Fax: +55 11 3147-7900
E-mail: Joana.santos@maquina.inf.br